

October 30, 2014

Via E-mail
Ajay Tandon
Chief Executive Officer
Readaboo, Inc.
845 Third Avenue, 6th floor
New York, NY 10022

> **Re:** **Readaboo, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed October 20, 2014**
> **File No. 333-195709**

Dear Mr. Tandon:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Financial Statements, page F-1

Consolidated Statement of Changes in Stockholders' Equity for the period from September 11, 2013 (Inception) to June 30, 2014.

1. We note that in your June 30, 2014 unaudited consolidated statement of changes in stockholders' equity you labeled the Balance at March 31, 2014 as (Audited). Please revise to eliminate the word audited as although the amounts presented appear to be derived from your audited financial statements, such amounts are not covered by an auditor's report in these unaudited interim financial statements.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Dietrich King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director